

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2013

<u>Via E-mail</u>
Robert Hussey
Chief Executive Officer
Augme Technologies, Inc.
350 7th Avenue, 2nd Floor
New York, NY 10001

      Re: Augme Technologies, Inc.
                Form 10-K for Fiscal Year Ended February 29, 2012
                Filed May 8, 2012
                File No. 333-57818

Dear Mr. Hussey:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Celeste M. Murphy for

               Larry Spirgel
               Assistant Director